

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Alison G. Vasquez
Executive Vice President and Chief Financial Officer
Orion Group Holdings Inc
2940 Riverby Road, Suite 400
Houston, TX 77020

> **Re: Orion Group Holdings Inc**
> **Form 10-K for the year ended December 31, 2024**
> **Filed March 6, 2025**
> **File No. 001-33891**

Dear Alison G. Vasquez:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction